	Exhibit 99(a)
HSBC Finance Corporation
Household Credit Card Master Note Trust I, Series 2000-1

Original Principal
Class A	1,103,333,000.00
Class B	96,667,000.00
Number of Bonds (000's)
Class A	1,103,333
Class B	96,667

		2004 Totals

CLASS A
Class A Principal Distributions		0.00
Class A Interest Distributions		17,073,810.00

CLASS B
Class B Principal Distributions		0.00
Class B Interest Distributions		1,751,421.44